UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report of December 3, 2002

NORSK HYDRO ASA

(Translation of registrant's name into English)

Bygdøy Allé 2

N-0240 OSLO 2

NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_X__Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____No_X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________

The Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Capacity increase - Official opening of New Sunndal

Oslo(2002-12-03): The production of primary aluminium at New Sunndal is now on stream and capacity is gradually being increased to the planned 76,000 tonnes per year for the first expansion phase.

At a press conference in connection with the official opening of New Sunndal, the president of Hydro Aluminium Primary Metal, Truls Gautesen, said that the second expansion phase will come on stream during the second quarter of 2003, and all the new facilities will be completed during the third quarter of 2003, about 3 months ahead of schedule. The first cells in the new potroom were started up three weeks before schedule.

So far, about 60 per cent of New Sunndal has been completed. Calculations show that, after completion of the first expansion phase, the planned cost level for the project will be below budget. The total investment decision in 2001 was estimated to be NOK 5.6 billion.

Hydro's proprietary process technology, HAL250, is being utilized in New Sunndal, and 340 cells of this type are to be installed. Based on the amperage of 250 kA, the capacity of the new potlines will be 238,000 tonnes per year. HAL250 has now been approved for 275 kA. New Sunndal has been dimensioned for such an amperage increase and the plan is to effectuate this increase from 2007. This will increase capacity by 22,000 tonnes per year with no new investments.

The final decision to build New Sunndal was made in June 2001 and the first phase of the new facility came on stream only 16 months later. The existing production facilities at HA Sunndal have been fully operative the whole time.

"The New Sunndal development will contribute towards improving the cost position of Hydro Aluminium Primary Metal and will, in addition, strengthen our possibility to supply the European market with primary aluminium products," Truls Gautesen says. "New Sunndal will be a very efficient metal plant, our Hydro technology providing unique environmental solutions for improving the working environment and reducing external emissions/discharges and noise."

The official opening of the first expansion phase at HA Sunndal is to be carried out by the Prime Minister of Norway, Kjell Magne Bondevik, at 1600 hours today, 3 December 2002.

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Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2001 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

SIGNATURES

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

for Norsk Hydro ASA

/s/ Idar Eikrem

Senior Vice President Corporate, Accounting and Consolidation

December 3, 2002